Christian M. Ehrbar
General Counsel
cehrbar@evergreensolar.com
November 24, 2010
Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Evergreen Solar, Inc. (the “Company”) Commission File No: 000-31687 Registration Statement on Form S-3 (File No. 333-166777)
Dear Mr. Mancuso:
This letter has been prepared in response to your comment letter dated June 8, 2010, which provided two comments to the registration statement referenced above.
Enclosed is a marked copy of the registration statement (exhibits omitted) as filed via EDGAR on the date of this letter, which shows the changes made to the original filing of the registration statement filed on May 13, 2010 by Pre-Effective Amendment No. 1 to the registration statement filed on the date of this letter.
Each comment from your June 8, 2010 letter is addressed below:
Comment 1:
We note your pending application for confidential treatment. We will provide any comments on the request in a separate letter. Please resolve any comments on your application before requesting acceleration of the effective date of this registration statement.
Response 1:
We understand that our application for confidential treatment request dated May 18, 2010 (regarding certain exhibits to the Company’s Report on Form 10-Q for the period ended April 3, 2010) is still pending with the Office of the Secretary and that the above referenced Registration Statement cannot be declared effective until that application for confidential treatment has been cleared. Please let us know if there is anything we can do to accelerate the process of reviewing that application.

U.S. Securities and Exchange Commission
November 24, 2010

Comment 2:
Please amend this section to specifically incorporate by reference the Form 8-K filed on April 1, 2010 and the Form 10-Q filed on May 13, 2010. Please also note that to the extent that you file any additional Form 8-Ks prior to effectiveness that are required to be incorporated by reference, please amend to specifically incorporate such forms. Refer to Item 12(a)(2) of Form S-3. See also Question and Answer 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.
Response 2:
The Registration Statement has been amended per your comment.
We hope that the foregoing responses to your comments are satisfactory and that the confidential treatment applied for can be granted.
In connection with our response, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your assistance. Feel free to contact me at (508) 251-3295 if you have any questions regarding the foregoing.
Sincerely yours,
/s/ Christian M. Ehrbar
Christian M. Ehrbar
Enclosures
Copy sent to Ms. Celia Soehner, Mail Stop 3030